EXHIBIT 77 D - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS.

RiverSource Short Duration U.S. Government Fund and
RiverSource U.S. Government Mortgage Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; investments in money market securities; and investing in a company to control or manage it. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid. A nonfundamental policy regarding investments in foreign securities was added that states, up to 20% of the fund's net assets may be invested in foreign investments.